Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
Brushy Gap Coal & Gas, Inc.	Kentucky	100% owned by our indirect subsidiary Nytis Exploration Company LLC

Carbon California Company, LLC	Delaware	17.8% represented by Class B Units

Carbon California Operating Company, LLC	Delaware	100%

Nytis Exploration Company LLC	Delaware	98.1% owned by our subsidiary Nytis Exploration (USA) Inc.

Nytis Exploration (USA) Inc.	Delaware	100%